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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CHC HELICOPTER CORPORATION
(Name of Issuer)
CLASS A SUBORDINATE VOTING SHARES
(Title of Class of Securities)
12541C 20 3
(CUSIP Number)
Kevin D. Cramer
Osler, Hoskin & Harcourt LLP
1221 Avenue of the Americas — 26th Floor
New York, N.Y. 10020 — 1089
Telephone: (212) 867-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	CUSIP No. 12541C 20 3	Page	1	of	2

1	NAMES OF REPORTING PERSONS: Discovery Helicopters Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario, Canada

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,447,972 shares (Note 1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

9,447,972 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,447,972 shares (Note 1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.1% (Note 1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2

CUSIP No.	CUSIP No. 12541C 20 3	Page	2	of	2

1	NAMES OF REPORTING PERSONS: Craig L. Dobbin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada and Ireland

	7	SOLE VOTING POWER:

NUMBER OF		2,053,912 shares (Note 3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,447,972 shares (Note 1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,053,912 shares (Note 3)

WITH	10	SHARED DISPOSITIVE POWER:

9,447,972 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,501,884 shares (Note 2) (Note 3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

3

Note 1:

Includes 5,555,432 Class B Multiple Voting Shares of the Issuer beneficially owned by Discovery Helicopters Inc. and 1,379,310 Class A Subordinate Voting Shares into which Discovery Helicopters Inc. has the right to convert the Convertible Promissory Note (the “Convertible Note”) convertible into 1,379,312 Class A Subordinate Voting Shares held by it.

The Class B Multiple Voting Shares are convertible, at any time, into an equal number of shares of Class A Subordinate Voting Shares on a share-for-share basis. Each Class A Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares would have the right to vote. Each Class B Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares would have the right to vote.

Note 2:

Represents the percent of the aggregate number of outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Issuer represented by the Class A Subordinate Voting Shares and Class B Multiple Voting Shares beneficially owned or that may be deemed to be beneficially owned, as the case may be, by the Reporting Persons. The shares owned by Discovery Helicopters Inc. and Craig L. Dobbin (together with the shares that may be acquired upon exercise of options owned by Craig L. Dobbin and conversion of the Convertible Note held by Discovery Helicopters Inc.) represent 62.7% of the votes attached to all outstanding voting securities of the Issuer.

Note 3:

Includes 2,053,912 Class A Subordinate Voting Shares that may be acquired upon the exercise of options granted to Craig L. Dobbin.

This Amendment No. 1 amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 28, 2002, with respect to beneficial ownership of securities of CHC Helicopter Corporation (the “Issuer”) by Discovery Helicopters Inc. and Craig L. Dobbin (together, the “Reporting Persons”).
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons have been evaluating the business and prospects of the Issuer, and their present and future interests in, and intentions with respect to, the Issuer.
Mr. Craig L. Dobbin and two unaffiliated private equity entities have engaged in preliminary discussions and a presentation has been made to the Issuer regarding a potential transaction in which the Issuer’s public stockholders would receive cash for all their Class A Subordinate Voting Shares and Class B Multiple Voting Shares. If the potential transaction is completed, the Issuer would delist its shares from the New York Stock Exchange, deregister its Class A Subordinate Voting Shares and terminate all reporting obligations under the Securities Exchange Act of 1934, as amended.
There is no assurance that Mr. Dobbin will continue his interest in pursuing such a transaction and, if one is proposed, there is no assurance regarding the terms of any such proposal. The consummation of any transaction, if approved by the Board of Directors of the Issuer, is subject to the completion of due diligence, the execution of a definitive agreement and other conditions customary in a transaction of this type.
The Reporting Persons are currently evaluating the feasibility of supporting such a transaction on the following non-binding terms: (i) a price per Class A Subordinate Voting Share and Class B Multiple Voting Share in the range of Cdn. $30.00 — $32.50; (ii) an equity interest of Mr. Dobbin in a newly-formed acquisition vehicle of approximately 14% through a combination of common equity and options; (iii) minority board representation rights and minority protective provisions for Mr. Dobbin; (iv) pre-emptive rights for Mr. Dobbin (including tag-along rights and piggyback/demand registration rights); and (v) entry by Mr. Dobbin into a voting agreement in favor of the proposed transaction in the event that definitive agreements are executed. In addition, Mr. Dobbin has (i) granted the private equity firms an exclusivity period that expires on April 30, 2006 to evaluate the proposed going private transaction and (ii) agreed in his capacity as a shareholder that, he and his affiliates (other than the Issuer and its subsidiaries) will not, until July 31, 2006, enter into, consummate, vote, or agree to vote in favor of, grant a proxy or tender to any alternative transaction (including any direct or indirect acquisition of the Issuer, sale of more than 20% of the assets or securities of the Issuer, plan of arrangement, tender offer, or other similar transaction), provided, further, if any such alternative transaction is proposed during such period, Mr. Dobbin and his affiliates (other than the Issuer and its subsidiaries) will vote their shares against such alternative transaction.
As part of this evaluation, the parties are considering the terms noted above, the possible structure of a transaction and other terms and conditions of such a transaction. At this time, no party, including the Reporting Persons, is legally obligated to engage in any transaction on the terms noted above or on any other terms and no assurance can be given that any transaction will be undertaken. Representatives of the Reporting Persons and/or the private equity firms may from time to time in the future hold additional discussions or meetings with, or make presentations to, representatives of the Issuer, its advisors or others.
The Reporting Persons may determine not to engage in such a transaction or may from time to time formulate other plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the events enumerated in Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:
(c) There have been no transactions in the Class A Subordinate Voting Shares effected by the Reporting Persons in the past 60 days.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
An Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, is filed as Exhibit A hereto.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 14, 2006

/s/ Craig L. Dobbin
Craig L. Dobbin

DISCOVERY HELICOPTERS INC.
By:	/s/ Craig L. Dobbin
Craig L. Dobbin
President